UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

     AMERICAN BONANZA GOLD MINING CORP.
(Name of Issuer)

Common Shares without par value
(Title of class of securities)

024640
(CUSIP Number)

March 4, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No. 024640

1.	Name of Reporting Person: Brian Kirwin IRS Identification Nos of above person (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group N/A (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organisation: UNITED STATES

5.	Sole Voting Power 12,814,144

6.	Shared Voting Power

7.	Sole Dispositive Power 12,814,144

8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,814,144

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person IN

CUSIP No. 024640

Item 1(a).	Name of Issuer: American Bonanza Gold Mining Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1606-675 West Hastings Street Vancouver, British Columbia, Canada V6B 1N2

Item 2(a)-(c).	Name, Principal Business Office, Citizenship of Persons Filing: Brian Kirwin 290 Gentry Way, Suite 6 Reno, Nevada, United States 89502 Citizenship: United States

Item 2(d).	Title of Class of Securities: Common shares without par value

Item 2(e).	CUSIP Number: 024640

Item 3.	Not applicable

Item 4.	Ownership The Information in items 5 to 11 on the cover page (p2) on Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More than Five Percent on behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification Not applicable

SIGNATURE

After reasonable inquiry, and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement if true, complete and correct.

Date: January 12, 2005	Brian Kirwin, individually

By:	“Brian Kirwin” Brian Kirwin